UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

366505105

(CUSIP Number)

Seth A. Klarman,  The Baupost Group L.L.C.  10 ST JAMES AVE  BOSTON,  Massachusetts  02116  Phone : 617-210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BAUPOST GROUP LLC/MA 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,026,017

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,026,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,026,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.26%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,026,017

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,026,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,026,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.26%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,026,017

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,026,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,026,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.26%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock, including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, of Garrett Motion Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Group GP, L.L.C. (“BG GP”), and Seth A. Klarman (collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the Manager of Baupost, and Seth A. Klarman, as the sole Managing Member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by Baupost.

Pursuant to Exchange Act Rule 13d-4, Seth A. Klarman and BG GP declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Delaware limited liability company, BG GP is a Delaware limited liability company, and Seth A. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons received 3,575,000 shares of Common Stock pursuant to the Plan of Reorganization (the "Plan") under Chapter 11 of Title 11 of the United States Code of the Company, which became effective on April 30, 2021. In addition, the total amount of funds used to acquire 28,451,017 shares of Series A Preferred Stock was $149,367,839. The source of funds for the purchase of the shares of Series A Preferred Stock is the capital of the private investment limited partnerships.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Plan and the Replacement Equity Backstop Commitment Agreement dated March 9, 2021, the Reporting Persons received the shares of Common Stock and Series A Preferred Stock as reported in Item 3. Each share of Series A Preferred Stock is convertible into one share of Common Stock pursuant to the terms of the Series A Certificate of Designation. These shares were acquired for investment purposes.

On April 30, 2021, the Company entered into a Series A Investor Rights Agreement (the “Investor Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors and the Additional Investors (each as defined therein), setting forth the terms by which the Company agreed to provide certain rights in connection with the issuance of shares of its Series A Preferred Stock pursuant to the Plan. Pursuant to the Investor Rights Agreement, the Required Additional Investors (as defined in the Investor Rights Agreement), acting individually and not as a group, have the right to nominate one Investor Director Designee (as defined therein) for election to the board of directors of the Company (the “Board”) at each stockholder meeting of the Company. In April 2021, the Required Additional Investors designated Mr. Petry as their Investor Director Designee to be seated on May 7, 2021. The Investor Rights Agreement is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

On the same day, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors, and the Additional Investors (each as defined therein), setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to its plan of reorganization. The Registration Rights Agreement is filed hereto as Exhibit 99.2 and is incorporated herein by reference.

The arrangements contemplated by the Investor Rights Agreement and Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

The Reporting Persons intend to review their investment in the Company on a continuing basis and expect to engage in discussions with management and the board of directors of the Company, other holders of Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Company and the management and board composition of the Company or commercial or strategic transactions with, or relating, to the Company. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Company's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Company, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Company, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Company) with the purpose or effect of changing or influencing the control of the Company, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock except as described in Item 3 of this statement.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock or Series A Preferred Stock set forth above.

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit A Joint Filing Agreement, dated as of May 7, 2021 (filed herewith).

Exhibit 99.1 Garrett Motion Inc. Series A Investor Rights Agreement, dated April 30, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Garrett Motion Inc. on April 30, 2021).

Exhibit 99.2 Registration Rights Agreement, dated April 30, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.3 to Form 8-K filed by Garrett Motion Inc. on April 30, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group L.L.C.

May 07, 2021	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

May 07, 2021	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

May 07, 2021	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)